UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

GCP Applied Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36164Y101

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,733,830
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,733,830
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,733,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,687,396
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,687,396
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,687,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		559,184
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

559,184
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

559,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		321,585
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

321,585
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

321,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		321,585
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

321,585
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

321,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		589,808
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

589,808
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

589,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		268,223
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

268,223
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		268,223
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

268,223
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,733,830
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,733,830
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,733,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,733,830
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,733,830
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,733,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,733,830
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,733,830
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,733,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,733,830
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,733,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,733,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,733,830
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,733,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,733,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

KEVIN W. BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		815
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

815
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

JANET P. GIESSELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

CLAY H. KIEFABER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,133
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,133
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

MARRAN H. OGILVIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,357
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,357
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

ANDREW M. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

LINDA J. WELTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP No. 36164Y101

1	NAME OF REPORTING PERSON

ROBERT H. YANKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

22

CUSIP No. 36164Y101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(ix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(x)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
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(xiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);
(xiv)	Kevin W. Brown, as a nominee for the Board;
(xv)	Janet P. Giesselman, as a nominee for the Board;
(xvi)	Clay H. Kiefaber, as a nominee for the Board;
(xvii)	Gavin T. Molinelli, as a nominee for the Board;
(xviii)	Marran H. Ogilvie, as a nominee for the Board;
(xix)	Andrew M. Ross, as a nominee for the Board;
(xx)	Linda J. Welty, as a nominee for the Board; and
(xxi)	Robert H. Yanker, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. Mr. Brown’s principal business address is 5106 Tangle Lane, Houston, Texas 77056. Ms. Giesselman’s principal business address is 9580 NW Highway 225a, Ocala, Florida 34482. Mr. Kiefaber’s principal business address is 672 Monarch Crest Trail, Durango, Colorado 81301. Mr. Molinelli’s principal business address is c/o Starboard Value LP, 777 Third Avenue, 18th Floor, New York, New York 10017. Ms. Ogilvie does not currently have a principal business address. Mr. Ross’ principal business address is 720 Dorset Street, Charlotte, Vermont 05445. Ms. Welty’s principal business address is 1061 Hawthorne Heights, Greensboro, Georgia 30642. Mr. Yanker’s principal business address is 3505 Riverly Road, Atlanta, Georgia 30327.

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(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Brown is serving as a member of the Board of Managers of JP3 Measurement, LLC. The principal occupation of Ms. Giesselman is serving as a member of the Boards of Directors of OMNOVA Solutions Inc., Twin Disc, Inc., Ag Growth International, Inc. and Avicanna Inc. The principal occupation of Mr. Kiefaber is serving as a member of the Issuer’s Board. The principal occupation of Mr. Molinelli is serving as Partner and Co-Portfolio Manager of Starboard Value LP. The principal occupation of Ms. Ogilvie is serving as a member of the Boards of Directors of Evolution Petroleum Corporation, Ferro Corporation, Four Corners Property Trust, Inc. and the Issuer. The principal occupation of Mr. Ross is serving as a member of the Board of Directors of Ferro Corporation. The principal occupation of Ms. Welty is serving as President and Chief Executive Officer of Welty Strategic Consulting, LLC. The principal occupation of Mr. Yanker is serving as Director Emeritus at McKinsey & Company.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld, Brown, Kiefaber, Molinelli, Ross and Yanker and Mses. Giesselman, Ogilvie and Welty are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,687,396 Shares beneficially owned by Starboard V&O Fund is approximately $90,852,521, excluding brokerage commissions. The aggregate purchase price of the 559,184 Shares beneficially owned by Starboard S LLC is approximately $13,980,392, excluding brokerage commissions. The aggregate purchase price of the 321,585 Shares beneficially owned by Starboard C LP is approximately $8,039,218, excluding brokerage commissions. The aggregate purchase price of the 268,223 Shares beneficially owned by Starboard L Master is approximately $6,469,404, excluding brokerage commissions. The aggregate purchase price of the 897,442 Shares held in the Starboard Value LP Account is approximately $22,260,192, excluding brokerage commissions.

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The Shares purchased by Mr. Brown were purchased with personal funds in the open market. The aggregate purchase price of the 815 Shares owned by Mr. Brown is approximately $19,992, excluding brokerage commissions.

The Shares purchased by Mr. Ross were purchased with personal funds in the open market. The aggregate purchase price of the 4,700 Shares owned by Mr. Ross is approximately $122,206, including brokerage commissions.

The 5,133 Shares beneficially owned by Mr. Kiefaber represent (i) 4,383 Shares issued to Mr. Kiefaber by the Issuer in connection with his service as a director of the Issuer pursuant to the Issuer’s non-employee director compensation program in partial payment of the 2018 and 2019 retainers and (ii) 750 Shares purchased by Mr. Kiefaber through the Clay Huston Kiefaber Trust, of which he is sole trustee, with personal funds in the open market. The aggregate purchase price of the 750 Shares purchased by Mr. Kiefaber is approximately $20,128, including brokerage commissions.

The 5,357 Shares beneficially owned by Ms. Ogilvie represent (i) 4,383 Shares issued to Ms. Ogilvie by the Issuer in connection with her service as a director of the Issuer pursuant to the Issuer’s non-employee director compensation program in partial payment of the 2018 and 2019 retainers and (ii) 974 Shares purchased by Ms. Ogilvie with personal funds in the open market. The aggregate purchase price of the 974 Shares purchased by Ms. Ogilvie is approximately $25,012, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 13, 2020, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of nine highly qualified director candidates, including Kevin W. Brown, Peter A. Feld, Janet P. Giesselman, Clay H. Kiefaber, Gavin T. Molinelli, Marran H. Ogilvie, Andrew M. Ross, Linda J. Welty and Robert H. Yanker (collectively, the “Nominees”), for election to the Board at the Issuer’s 2020 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, private equity, mergers and acquisitions, restructuring, strategic transformation, and public company governance. Starboard carefully selected this highly qualified slate of nominees who collectively have substantial and highly successful experience in the chemical, construction, and broader industrial industries and have decades of experience as CEOs, senior executives, chairmen and directors of well-performing industrial companies.

Also on January 13, 2020, Starboard delivered a letter to the Board, which, among other things, highlights the prolonged period of disappointing operating and financial results, poor corporate governance, and excessive executive compensation at the Issuer. While Starboard believes the Issuer has a strong product portfolio with differentiated capabilities and strong end market positioning, Starboard believes the Issuer needs a new plan, with improved execution and greatly enhanced Board oversight. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Kevin W. Brown is currently on the Board of Managers at JP3 Measurement, LLC, a gas identification and liquid analysis and sampling company, since November 2017. Previously, Mr. Brown served as Executive Vice President, Manufacturing & Refining and as a member of the Management Board of LyondellBasell Industries N.V. (NYSE:LYB) (“LyondellBasell”), a chemical company, from January 2015 until February 2017. Prior to that, he served as Senior Vice President, Refining for LyondellBasell from October 2009 through January 2015. Mr. Brown spent 22 years at Sinclair Oil Corporation (“Sinclair”), an American petroleum corporation, in various roles, including having served as the Executive and Senior Vice President of Operations, from 1994 to 2009, where he also served as a director from 2006 to 2009. From 1987 to 1994, Mr. Brown served as the Technical Manager, Operations Manager and Refinery Manager at Tulsa Oklahoma Refinery, a refinery. Additionally, Mr. Brown held a variety of positions at Texaco USA (n/k/a Texaco, Inc.), from 1981 to 1987. Additionally, Mr. Brown serves as a member of the Executive Advisory Council for RLG International, an international management-consulting firm, since April 2017 and has also served on an advisory board for W.R. Grace & Company (NYSE: GRA), a chemical conglomerate, since June 2017. Mr. Brown had previously served as Chairman of the National Petrochemical and Refiners Association (NPRA) (2008-2009), Vice Chairman of the NPRA (2008) and Member of the Executive Committee of NPRA and AFPM (NPRA renamed)(2005-2017). Mr. Brown also serves as Chairman of the Dean’s Advisory Council for College of Engineering and on the Campaign Arkansas Steering Committee at the University of Arkansas. Mr. Brown received his BSChE degree from the University of Arkansas.

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Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves as a member of the Board of Directors of each of AECOM (NYSE:ACM), a multinational infrastructure firm, since November 2019, Magellan Health, Inc. (NASDAQ: MGLN), a healthcare company, since March 2019 and NortonLifeLock Inc. (NASDAQ: NLOK) (f/k/a Symantec Corporation), a cybersecurity software and services company, since September 2018. He previously served as a member of the Board of Directors of each of Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink’s Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014 and Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a BA in Economics from Tufts University.

Janet P. Giesselman most recently served as an independent consultant with NH Enterprise, focusing on strategic planning and execution for companies with international growth objectives, from 2010 to May 2017. Prior to that, Ms. Giesselman held a number of senior leadership positions for The Dow Chemical Company (formerly NYSE: DOW), a global manufacturer of agriculture, energy, specialty and commodity chemicals, from 2001 to 2010, including Business Vice President of Dow Latex from 2006 to 2007 and President and General Manager of Dow Oil & Gas, from 2007 to 2010. From 1981 to 2001, Ms. Giesselman worked in a variety of sales, marketing and strategic planning roles at Rohm & Haas Company (formerly NYSE: ROH), a specialty and performance materials company, including Regional Business Director, Agricultural Division, from 1998 to 2001. Currently, Ms. Giesselman serves on the board of directors of each of OMNOVA Solutions Inc. (NYSE: OMN), a global provider of emulsion polymers, specialty chemicals and decorative & functional surfaces, since March 2015, Twin Disc, Inc. (NASDAQ: TWIN), a global provider of power transmissions for marine, oil & gas and industrial uses, since June 2015, Ag Growth International, Inc. (TSX: AFN), a leading manufacturer of grain handling, storage and conditioning equipment, since 2013, Avicanna Inc. (TSX: AVCN), a leader in innovative biopharmaceutical advances using cannabinoids, since June 2019 and McCain Foods, a privately held leading manufacturer of frozen french fries and potato specialties, since 2014. Previously, Ms. Giesselman served on the board of directors of a number of privately held companies and joint ventures, including Retirement Living Inc., Visionary Enterprise Inc., Michigan Surgery Investment Board, Solvay Americas, Indiana Pro Health Network, LLC, Dow Reichhold Spec, Indianapolis University Research Technology, ROHMID, LLC and F&R Agro. Ms. Giesselman received her B.S. in Biology from Pennsylvania State University and her M.S. in Plant Pathology from the University of Florida.

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Clay H. Kiefaber currently serves on the Board of the Issuer (NYSE: GCP), a leading global provider of construction products technologies, since March 2019. Previously, Mr. Kiefaber served as Special Assistant to the Secretary of Commerce: Finance and Budget from January 2017 until May 2017. Prior to that, he served as Interim CEO and on the Board of Directors for Premier Fixtures, a manufacturer that provides retail fixture solutions, from June 2016 to September 2016. Mr. Kiefaber served as President and CEO of Colfax Corporation (NYSE: CFX), a leading global manufacturer of gas and fluid-handling and fabrication technology (“Colfax”), from January 2010 to April 2012 and CEO of ESAB at Colfax, one of the world’s largest manufacturers of welding consumables, welding and cutting equipment and associated automation, from January 2012 to December 2016, following Colfax’s transformational acquisition of Charter International plc. Mr. Kiefaber also served on the Board of Directors of Colfax from May 2008 until August 2015. Prior to that, Mr. Kiefaber worked at Masco Corporation (NYSE: MAS), a manufacturer of products for home improvement and construction, in a variety of senior executive roles from 1989 until 2007, including Group President of architectural coatings and windows group from December 2005 to 2007. He also worked as a Senior Manager for Price Waterhouse (n/k/a PricewaterhouseCoopers), a multinational professional services network, from 1987 until 1989. Before that, Mr. Kiefaber worked as both a Corporate Manager and Materials Manager for Harris Corporation (NYSE: HRS), a technology company & defense contractor, from 1985 until 1987. Previously, Mr. Kiefaber had worked in sales at Digital Equipment Corporation, a leading vendor of computer systems, from 1981 to 1983, and then at Hewlett-Packard (NYSE: HPQ) (n/k/a HP Inc.), a multinational information technology company, from 1983 until 1985. Mr. Kiefaber received his Bachelor’s degree from Miami of Ohio and his MBA from the University of Colorado – Boulder.

Gavin T. Molinelli is a Partner and Co-Portfolio Manager of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to Starboard Value LP’s formation in 2011, as part of the spin-off, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC for the funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius LLC in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC. Mr. Molinelli previously served on the Board of Directors of each of Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate investment trust, from April 2018 until its acquisition by Brookfield Asset Management Inc. (NYSE: BAM) in December 2018, Depomed, Inc. (n/k/a Assertio Therapeutics, Inc. (NASDAQ: ASRT)), a specialty pharmaceutical company, from March 2017 to August 2017 and Wausau Paper Corp. (formerly NYSE: WPP), a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016. Mr. Molinelli also previously served on the Board of Directors of Actel Corporation (formerly NASDAQ: ACTL), a semi-conductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

Marran H. Ogilvie currently serves on the Board of Directors of each of the Issuer (NYSE: GCP), a leading global provider of construction products technologies, since March 2019, Evolution Petroleum Corporation (NYSE:EPM), a developer and producer of oil and gas reserves, since December 2017, Ferro Corporation (NYSE:FOE), a supplier of functional coatings and color solutions, since October 2017 and Four Corners Property Trust, Inc. (NYSE:FCPT), a real estate investment trust that invests in restaurant properties in the U.S., since November 2015. Previously, Ms. Ogilvie served as an Advisor to the Creditors Committee for the Lehman Brothers International (Europe) Administration (the “Creditors Committee”) from June 2010 until July 2018, which assisted the Administrators in finding solutions to the significant issues affecting the estate.  She also previously served as a Representative of a Member of the Creditors Committee from January 2008 until June 2010. Ms. Ogilvie has also served on the Board of Directors of Bemis Company, Inc. (formerly NYSE: BMS), a global manufacturer of flexible packaging products and pressure sensitive materials, from March 2018 until it was acquired in June 2019, Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate investment trust that was later acquired, from April 2018 to December 2018, LSB Industries, Inc. (NYSE:LXU), a chemical manufacturing company, from April 2015 to April 2018, Seventy Seven Energy Inc. (formerly NYSE:SSE), an oil field services company that was later acquired, from July 2014 to July 2016, The Korea Fund, Inc. (NYSE:KF), an investment company that invests in Korean public equities, from November 2012 to December 2017, ZAIS Financial Corp. (formerly NYSE:ZFC)(n/k/a Sutherland Asset Management Corp.), a real estate investment trust, from February 2013 to October 2016, and Southwest Bancorp, Inc. (formerly NASDAQ:OKSB), a regional commercial bank that was later acquired (“Southwest”), from January 2012 to April 2015. She also previously served as Southwest’s Advisor from September 2011 to January 2012. Prior to that, Ms. Ogilvie was a member of Ramius, LLC, an investment management firm, where she served in various capacities from 1994 to 2009 before the firm’s merger with Cowen Group, Inc. (“Cowen Group”), including as Chief Operating Officer from 2007 to 2009 and General Counsel and Chief Compliance Officer from 1997 to 2007. Following the merger in 2009, Ms. Ogilvie became Chief of Staff at Cowen Group until 2010. Ms. Ogilvie received a Bachelor’s degree from the University of Oklahoma and a Juris Doctorate from St. John’s University School of Law.

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Andrew M. Ross has served on the Board of Directors of Ferro Corporation (NYSE:FOE), a producer of technology-based performance materials for manufacturers, since October 2016, where he serves as a member of its Audit and Governance & Nomination Committees. Previously, Mr. Ross was the Chief Executive Officer of Rolland-Fox Holdings, LLC, a producer of sustainable paper products, from January 2016 to March 2016. Prior to that, Mr. Ross served as an advisor to Huntsman Pigments and Additives (“Huntsman Pigments”)(f/k/a Rockwood Pigments), a primary manufacturer and processor of powder, liquid and granulated forms of color pigments including iron oxides, mixed-metal colors, transparent iron oxides, high heat-stable pigments, natural colors and corrosion inhibiting pigments, from October 2014 to December 2014. Mr. Ross is the former President of the Pigments and Additives business at Rockwood Holdings, Inc. (“Rockwood”)(formerly NYSE:ROC), a performance additives and titanium dioxide business, from January 2013 until its acquisition by Huntsman Pigments in October 2014. Mr. Ross joined Rockwood in 1990, and during his tenure he served in various management roles, including President of Color Pigments and Services from 2007 to 2010 and President of Performance Additives from 2010 to 2013. While at Rockwood, he led a number of initiatives that significantly increased sales and profitability of its color pigments business, including several multi-national acquisitions, acquisition integrations, and operational efficiency optimization projects. Prior to Rockwood, Mr. Ross worked in corporate finance at Smith Barney & Co. (n/k/a Morgan Stanley Wealth Management), a multinational financial services corporation from 1985 to 1987. Currently, he also serves as a director of Bartek Ingredients, Inc., a specialty chemical manufacturer serving food & beverage and industrial end markets, since November 2018. He also served as a director for Viance, LLC, a provider of an extensive range of advanced wood treatment technologies and services to the global wood preservation industry, from August 2010 until February 2014. Mr. Ross received his B.A. from Tufts University and his MBA from the Kellogg School of Management at Northwestern University. He also studied at the Institut d'Etudes Politiques in Paris.

Linda J. Welty currently serves as the President and Chief Executive Officer of Welty Strategic Consulting, LLC, an advisory firm focused on the development and execution of value creation strategies, since 2005. Previously, Ms. Welty was the President and Chief Operating Officer of Flint Ink Corp., the world’s second largest manufacturer of printing ink for publication and packaging, from 2003 to 2005. Prior to that, Ms. Welty was the President of the Specialty Group and member of the Executive Committee of H.B. Fuller Company (NYSE: FUL), a global manufacturer of adhesives, sealants and coatings, from 1998 to 2003. From 1977 to 1998, Ms. Welty served in a variety of global leadership roles for Hoechst AG, a global chemical provider, and its former U.S. subsidiary, Celanese (NYSE: CE). Currently, Ms. Welty serves on the board of directors at Mercer International, Inc. (NASDAQ: MERC), a global provider of sustainably-sourced forest products, bio-based renewable energy and chemicals, since June 2018. Previously, Ms. Welty served on the board of directors of Massey Energy (formerly NYSE: MEE), a mining company and coal extractor, from 2010 until its sale to Alpha Natural Resources in 2011. She also serves on the board of directors of Huber Engineered Materials, a portfolio company of privately-held J.M. Huber Corporation, a global manufacturer of engineered specialty ingredients. Previously, Ms. Welty served on the board of directors of Vertellus Specialties, Inc., a global manufacturer of specialty ingredients owned by private equity firm, Wind Point Partners, from 2007 to October 2016. In addition, she also served as Chairman of the Atlanta Chapter of the National Association of Corporate Directors from 2018 to 2019, as Vice-Chairman from 2015 to 2017, and Director from 2012 to 2019 whose mission is to advance excellence in corporate governance through world-class programs and leading boardroom practices and as a founding director of St. Mary’s Good Samaritan Hospital Foundation, which successfully raised philanthropic capital to construct an award-winning, state of the art hospital in rural Georgia. Ms. Welty holds a Bachelor of Science in Chemical Engineering from the University of Kansas.

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Robert H. Yanker has served as Director Emeritus at McKinsey & Company (“McKinsey”), a worldwide management consulting firm, since September 2013. Mr. Yanker served at McKinsey for 27 years, from 1986 to 2013, where he worked with a variety of clients in the industrial, consumer and telecommunications sectors on a full range of issues from strategy, portfolio assessment, sales and operations transformation, restructuring and capability building. He previously served as a director of Bemis Company, Inc. (formerly NYSE: BMS), a global manufacturer of flexible packaging products and pressure sensitive materials, from March 2018 until it was acquired in June 2019, Aaron’s Inc. (NYSE:AAN), a leading omnichannel provider of lease-purchase solutions, from May 2016 until May 2019, and Wausau Paper Corp. (formerly NYSE:WPP), a manufacturer of away-from-home towel and tissue products, from July 2015 until January 2016 when the company was acquired by a subsidiary of SCA Americas, Inc. Mr. Yanker received both his B.A. and his M.B.A. from Harvard University.

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 72,685,612 Shares outstanding, as of November 1, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

A.	Starboard V&O Fund
(a)	As of the close of business on January 13, 2020, Starboard V&O Fund beneficially owned 3,687,396 Shares.

Percentage: Approximately 5.1%

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(b)	1. Sole power to vote or direct vote: 3,687,396
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,687,396
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on January 13, 2020, Starboard S LLC beneficially owned 559,184 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 559,184
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 559,184
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on January 13, 2020, Starboard C LP beneficially owned 321,585 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 321,585
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 321,585
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 321,585 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 321,585
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 321,585
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 321,585 shares owned by Starboard C LP and (ii) 268,223 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 589,808
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 589,808
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on January 13, 2020, Starboard L Master beneficially owned 268,223 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 268,223
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 268,223
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 268,223 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 268,223
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 268,223
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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H.	Starboard Value LP
(a)	As of the close of business on January 13, 2020, 897,442 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,687,396 Shares owned by Starboard V&O Fund, (ii) 559,184 Shares owned by Starboard S LLC, (iii) 321,585 Shares owned by Starboard C LP, (iv) 268,223 Shares owned by Starboard L Master, and (v) 897,442 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 5,733,830
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,733,830
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,687,396 Shares owned by Starboard V&O Fund, (ii) 559,184 Shares owned by Starboard S LLC, (iii) 321,585 Shares owned by Starboard C LP, (iv) 268,223 Shares owned by Starboard L Master and (v) 897,442 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 5,733,830
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,733,830
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,687,396 Shares owned by Starboard V&O Fund, (ii) 559,184 Shares owned by Starboard S LLC, (iii) 321,585 Shares owned by Starboard C LP, (iv) 268,223 Shares owned by Starboard L Master and (v) 897,442 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 5,733,830
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,733,830
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,687,396 Shares owned by Starboard V&O Fund, (ii) 559,184 Shares owned by Starboard S LLC, (iii) 321,585 Shares owned by Starboard C LP, (iv) 268,223 Shares owned by Starboard L Master and (v) 897,442 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 5,733,830
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,733,830
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,687,396 Shares owned by Starboard V&O Fund, (ii) 559,184 Shares owned by Starboard S LLC, (iii) 321,585 Shares owned by Starboard C LP, (iv) 268,223 Shares owned by Starboard L Master and (v) 897,442 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,733,830
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,733,830

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference
M.	Mr. Brown
(a)	As of the close of business on January 13, 2020, Mr. Brown beneficially owned 815 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 815 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 815 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Brown has not entered into any transactions in the Shares during the past sixty days.
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N.	Ms. Giesselman
(a)	As of the close of business on January 13, 2020, Ms. Giesselman did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Giesselman has not entered into any transactions in the Shares during the past sixty days.
O.	Mr. Kiefaber
(a)	As of the close of business on January 13, 2020, Mr. Kiefaber beneficially owned 5,133 Shares, which includes (i) 4,383 Shares issued to Mr. Kiefaber in connection with his service as a director of the Issuer pursuant to the Issuer’s non-employee director compensation program in partial payment of the 2018 and 2019 retainers and (ii) 750 Shares held in the Clay Huston Kiefaber Trust, of which he is sole trustee.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,133 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,133 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kiefaber has not entered into any transactions in the Shares during the past sixty days.
P.	Mr. Molinelli
(a)	As of the close of business on January 13, 2020, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.
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Q.	Ms. Ogilvie
(a)	As of the close of business on January 13, 2020, Ms. Ogilvie beneficially owned 5,357 Shares, including 4,383 Shares issued to Ms. Ogilvie in connection with her service as a director of the Issuer pursuant to the Issuer’s non-employee director compensation program in partial payment of the 2018 and 2019 retainers.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,357 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,357 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Ogilvie has not entered into any transactions in the Shares during the past sixty days.
R.	Mr. Ross
(a)	As of the close of business on January 13, 2020, Mr. Ross beneficially owned 4,700 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,700 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,700 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ross has not entered into any transactions in the Shares during the past sixty days.
S.	Ms. Welty
(a)	As of the close of business on January 13, 2020, Ms. Welty did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Welty has not entered into any transactions in the Shares during the past sixty days.
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T.	Mr. Yanker
(a)	As of the close of business on January 13, 2020, Mr. Yanker did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Yanker has not entered into any transactions in the Shares during the past sixty days.

As of the close of business on January 13, 2020, the Reporting Persons collectively beneficially owned an aggregate of 5,749,835 Shares constituting approximately 7.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 10, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund and its affiliates have agreed to indemnify each of Messrs. Brown, Ross and Yanker and Mses. Giesselman and Welty against any and all claims of any nature arising from the Solicitation and any related transactions.   A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

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CUSIP No. 36164Y101

Pursuant to letter agreements, Starboard V&O Fund has agreed to compensate Messrs. Brown, Ross and Yanker and Mses. Giesselman and Welty for being named as and serving as Nominees for election as directors of the Issuer (the “Compensation Letter Agreements”). Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Brown, Ross and Yanker and Mses. Giesselman and Welty (i) $25,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission by Starboard Value LP or its affiliates relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of Messrs. Brown, Ross and Yanker and Mses. Giesselman and Welty agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Brown, Ross and Yanker and Mses. Giesselman and Welty shall determine but in any event no later than fourteen (14) days after receipt of such compensation, subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of Messrs. Brown, Ross and Yanker and Mses. Giesselman and Welty agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Brown, Ross and Yanker and Mses. Giesselman and Welty may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       Letter to the Board of Directors, dated January 13, 2020.

99.2       Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Kevin W. Brown, Janet P. Giesselman, Clay H. Kiefaber, Gavin T. Molinelli, Marran H. Ogilvie, Andrew M. Ross, Linda J. Welty and Robert H. Yanker, dated January 10, 2020.

99.3       Form of Indemnification Letter Agreement.

99.4       Form of Compensation Letter Agreement.

99.5       Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld, Kevin W. Brown, Janet P. Giesselman, Gavin T. Molinelli, Andrew M. Ross, Linda J. Welty and Robert H. Yanker

/s/ Clay H. Kiefaber
Clay H. Kiefaber

/s/ Marran H. Ogilvie
Marran H. Ogilvie

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CUSIP No. 36164Y101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	53,550	23.0083	01/07/2020
Purchase of Common Stock	53,550	23.0083	01/07/2020
Purchase of Common Stock	20,501	23.0894	01/08/2020
Purchase of Common Stock	20,501	23.0894	01/08/2020
Purchase of Common Stock	12,690	23.1543	01/09/2020
Purchase of Common Stock	12,690	23.1543	01/09/2020
Purchase of Common Stock	12,240	23.1642	01/10/2020
Purchase of Common Stock	12,240	23.1642	01/10/2020
Purchase of Common Stock	26,827	23.3529	01/10/2020
Purchase of Common Stock	26,826	23.3529	01/10/2020

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	10,150	23.0083	01/07/2020
Purchase of Common Stock	3,886	23.0894	01/08/2020
Purchase of Common Stock	2,405	23.1543	01/09/2020
Purchase of Common Stock	2,320	23.1642	01/10/2020
Purchase of Common Stock	5,085	23.3529	01/10/2020

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	17,500	23.0083	01/07/2020
Purchase of Common Stock	6,700	23.0894	01/08/2020
Purchase of Common Stock	4,147	23.1543	01/09/2020
Purchase of Common Stock	4,000	23.1642	01/10/2020
Purchase of Common Stock	8,767	23.3529	01/10/2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	9,800	23.0083	01/07/2020
Purchase of Common Stock	3,752	23.0894	01/08/2020
Purchase of Common Stock	2,322	23.1543	01/09/2020
Purchase of Common Stock	2,240	23.1642	01/10/2020
Purchase of Common Stock	4,909	23.3529	01/10/2020

CUSIP No. 36164Y101

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	30,450	23.0083	01/07/2020
Purchase of Common Stock	11,658	23.0894	01/08/2020
Purchase of Common Stock	7,216	23.1543	01/09/2020
Purchase of Common Stock	6,960	23.1642	01/10/2020
Purchase of Common Stock	15,254	23.3529	01/10/2020